UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             AMENDMENT NO. 3 *

                     COMPAGNIE GENERALE DE GEOPHYSIQUE
      --------------------------------------------------------------

                              (Name of Issuer)

              ORDINARY SHARES OF NOMINAL VALUE TWO EUROS EACH
      --------------------------------------------------------------

                       (Title of Class of Securities)


                                  [NONE]**
      --------------------------------------------------------------
                               (CUSIP Number)

                          STEVEN J. STEINMAN, ESQ.
                FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
      --------------------------------------------------------------

    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               MARCH 9, 2005
      --------------------------------------------------------------

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------
** The CUSIP Number for the American Depositary Shares, each representing one fifth of one Ordinary Share of nominal value two euros each, is 204386106.

                             SCHEDULE 13D

CUSIP No.         None                                   Page 1 of 9 Pages

1.  NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ENERGY FUND II GP, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,777,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.2%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 3 of 9 Pages

1.  NAME OF REPORTING PERSONS.

        BEACON ENERGY INVESTORS II, LP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,777,071

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.2%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 4 of 9 Pages

1.  NAME OF REPORTING PERSONS.

        THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,748,648

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,748,648

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,748,648

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.0%

14. TYPE OF REPORTING PERSON*

        PN

                             SCHEDULE 13D

CUSIP No.         None                                   Page 5 of 9 Pages

1.  NAME OF REPORTING PERSONS.

        CGG INVESTORS LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           1,748,648

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         1,748,648

                10. SHARED DISPOSITIVE POWER



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,748,648

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.0%

14. TYPE OF REPORTING PERSON*

        OO

                             SCHEDULE 13D

CUSIP No.         None                                   Page 6 of 9 Pages

1.  NAME OF REPORTING PERSONS.

        GF LTD. TRANSACTION PARTNERSHIP, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS*

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           28,423

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         28,423

                10. SHARED DISPOSITIVE POWER

                    0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        28,423

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        .2%

14. TYPE OF REPORTING PERSON*

        PN

     This Statement on Schedule 13D, relating to the Ordinary Shares of nominal value two euros each (the "Ordinary Shares") of Compagnie Generale de Geophysique, a company organized under the laws of the Republic of France (the "Issuer") amends the Schedule 13D filed on February 4, 2000 by and on behalf of Energy Fund II GP, LLC, Beacon Energy Investors II, L.P., The Beacon Group Energy Investment Fund II, L.P., CGG Investors LLC, and GF Ltd. Transaction Partnership, L.P. (collectively, the "Reporting Persons") and amended by Amendment No. 1 thereto filed on December 13, 2001 and Amendment No. 2 thereto filed on October 4, 2004.

ITEM 1.  SECURITY AND ISSUER.

     Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

     Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     Item 4 is hereby amended in its entirety as follows:

     The Reporting Persons intend to dispose of some or all of the Ordinary Shares owned by them and have engaged an investment bank to assist in any such disposition of Ordinary Shares. The timing, form and size of any such disposition would depend on the market for the Ordinary Shares, general economic conditions, money and stock market considerations and other future developments. The Reporting Persons reserve the right not to dispose of any Ordinary Shares.

     Except as disclosed in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety as follows:

     (a) The aggregate number and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons are set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

     (b) The number of Ordinary Shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on
Schedule 13D, and such information is incorporated herein by reference. Pursuant to the transactions described in Item 5(c) below, (i) the 1,777,071 Ordinary Shares beneficially owned by Energy Fund II GP, LLC and Beacon Energy Investors II, LP represent 23.8 percent of the voting rights of the Issuer; (ii) the 1,748,648 Ordinary Shares beneficially owned by The Beacon Group Energy Investment Fund II, L.P. and CGG Investors LLC represent 23.4 percent of the voting rights of the Issuer; and (iii) the 28,423 Ordinary Shares beneficially owned by GF Ltd. Transaction Partnership, L.P. represent .4 percent of the voting rights of the Issuer.

     (c) The Issuer's Articles of Association provide that a double voting right is allocated to all registered and fully paid-up Ordinary Shares registered in the name of the same holder for at least two years. Pursuant to this provision, on December 13, 2001, the Ordinary Shares owned by the Reporting Persons were allocated double voting rights. Additionally, on October 7, 2002, the Issuer informed the Reporting Persons that due to the lack of providing notice to the Issuer within fifteen days of crossing the 16 percent, 18 percent, and 20 percent threshold, the Reporting Persons had lost a total of 760,742 voting rights. Pursuant to the Issuer's Articles of Association, because two years have elapsed since the last notification made by the Reporting Persons on October 4, 2002, the Reporting Persons have automatically acquired certain double voting rights.

     (d) The investors in The Beacon Group Energy Investment Fund II, L.P. and GF Ltd. Transaction Partnership, L.P. have the right to receive dividends from, and the proceeds from the sale of, the respective Ordinary Shares reported by such persons on the cover pages of this Statement on
Schedule 13D. No such investor has such right with respect to more than 5% of the Ordinary Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Unchanged.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 6 -- Agreement of Joint Filing

     Exhibit 7 -- Press Release, dated March 9, 2005

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 2005



                                    ENERGY FUND II GP, LLC

                                    By:  /s/ John J. MacWilliams
                                         --------------------------
                                            Authorized Signatory


                                    BEACON ENERGY INVESTORS II, LP

                                    By:  Energy Fund II GP, LLC

                                         By: /s/ John J. MacWilliams
                                             --------------------------
                                                Authorized Signatory


                                    THE BEACON GROUP ENERGY INVESTMENT FUND
                                    II, L.P.

                                    By:  Beacon Energy Investors II, LP
                                         By:  Energy Fund II GP, LLC

                                              By: /s/ John J. MacWilliams
                                                  --------------------------
                                                     Authorized Signatory


                                    CGG INVESTORS LLC

                                    By:  The Beacon Group Energy Investment
                                         Fund II, L.P.
                                         By:  Beacon Energy Investors II, LP
                                              By:  Energy Fund II GP, LLC

                                                   By:  /s/ John J. MacWilliams
                                                        -----------------------
                                                        Authorized Signatory


                                    GF LTD. TRANSACTION PARTNERSHIP, L.P.

                                    By:  Beacon Energy Investors II, LP
                                         By:  Energy Fund II GP, LLC

                                              By:  /s/ John J. MacWilliams
                                                   -------------------------
                                                     Authorized Signatory

                                 SCHEDULE I

                               STATE OF
         NAME                  INCORPORATION         BUSINESS ADDRESS
         ----                  -------------         ----------------


Energy Fund II GP, LLC            Delaware      1221 Avenue of the Americas
                                                New York, New York 10020

Beacon Energy Investors II, LP    Delaware      1221 Avenue of the Americas
                                                New York, New York 10020

The Beacon Group Energy           Delaware      1221 Avenue of the Americas
Investment Fund II, L.P.                        New York, New York 10020

CGG Investors LLC                 Delaware      1717 South Boulder Avenue
                                                Tulsa, Oklahoma 74119

GF Ltd. Transaction               Delaware      1717 South Boulder Avenue
Partnership, L.P.                               Tulsa, Oklahoma 74119

                                 EXHIBIT 6
                         AGREEMENT OF JOINT FILING

The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated:  March 9, 2005

                                    ENERGY FUND II GP, LLC

                                    By:  /s/ John J. MacWilliams
                                         --------------------------
                                            Authorized Signatory


                                    BEACON ENERGY INVESTORS II, LP

                                    By:  Energy Fund II GP, LLC

                                         By: /s/ John J. MacWilliams
                                             --------------------------
                                                Authorized Signatory


                                    THE BEACON GROUP ENERGY INVESTMENT FUND
                                    II, L.P.

                                    By:  Beacon Energy Investors II, LP
                                         By:  Energy Fund II GP, LLC

                                              By: /s/ John J. MacWilliams
                                                  --------------------------
                                                     Authorized Signatory


                                    CGG INVESTORS LLC

                                    By:  The Beacon Group Energy Investment
                                         Fund II, L.P.
                                         By:  Beacon Energy Investors II, LP
                                              By:  Energy Fund II GP, LLC

                                                   By:  /s/ John J. MacWilliams
                                                        -----------------------
                                                        Authorized Signatory


                                    GF LTD. TRANSACTION PARTNERSHIP, L.P.

                                    By:  Beacon Energy Investors II, LP
                                         By:  Energy Fund II GP, LLC

                                              By:  /s/ John J. MacWilliams
                                                   -------------------------
                                                     Authorized Signatory

                                 EXHIBIT 7
                               PRESS RELEASE

          NOT TO BE ISSUED IN THE UNITED STATES, JAPAN AND CANADA


THE BEACON GROUP                          COMPAGNIE GENERALE DE GEOPHYSIQUE



               THE BEACON GROUP INTENDS TO SELL ITS SHARES OF

                     COMPAGNIE GENERALE DE GEOPHYSIQUE




PARIS, MARCH 9, 2005: The Beacon Energy Investment Fund II LP and its related entities intend to sell up to 1,777,071 shares in Compagnie Generale de Geophysique (CGG - SRD 0000120164) in a private placement to institutional investors. The shares to be sold represent 15.21% of the outstanding shares of CGG.

Subject to market conditions, the placement is expected to be completed by March 14, 2005.

Lehman Brothers will be the sole bookrunner of the private placement.

This announcement does not constitute an offer of securities of Compagnie Generale de Geophysique for sale or subscription, or a solicitation of offers to purchase or subscribe for securities, in France or in any other jurisdiction.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration. No public offering of securities has been or will be made in the United States and, accordingly the securities will not be registered under the U.S. Securities Act of 1933. This announcement is being issued pursuant to Rule 135e of the U.S. Securities Act of 1933.